Delaware VIP® Trust
2005 Market Street
Philadelphia, PA 19103

August 31, 2012

Via EDGAR Transmission

Jason Fox
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Delaware VIP Trust File Nos. 811-05162 and 033-14363

Dear Mr. Fox:

On behalf of Delaware VIP Trust (“Registrant”) and its series (“Series”), the following is the Registrant’s response to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) with respect to its review of the Registrant’s N-CSR for the period ended December 31, 2011.  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.             Comment:  Provide a supplemental explanation as to the decrease in value associated with Lehman Indian Oil CW LEPO 144A and Lehman Oil & Natural Gas CW 12 LEPO 144A on the Statement of Net Assets for the Delaware VIP Emerging Markets Series annual report.

Response:  The securities have been written down to a value of zero due to the bankruptcy of Lehman Brothers.

2.             Comment:  For the Delaware VIP Diversified Income Series, Delaware VIP Emerging Markets Series, Delaware VIP Limited-Term Diversified Income Series, Delaware VIP Small Cap Value Series, Delaware VIP U.S. Growth Series and Delaware VIP Value Series, explain why the “net asset value of shares issued upon reinvestment of dividends and distributions” does not equal “dividends and distributions to shareholders from net investment income and net realized gain on investments” in the Statement of Changes in Net Assets.

Response:  These Series have contract holders that have elected cash as a reinvestment option for any dividends and distributions.  As such, all dividends and distributions are not reinvested in the Series.

3.             Comment:  Explain why there is no change in unrealized appreciation (depreciation) from investments still held as of December 31, 2011 in the Notes to Financial Statements for the Delaware VIP High Yield Series.

Response:  There was no change in unrealized appreciation (depreciation) of Level 3 securities as the securities still held at December 31, 2011 had no change in value since December 31, 2010.

4.             Comment:  Add a footnote to the Financial Highlights of each Series indicating that the total return does include fees, charges or expenses imposed by separate accounts or contracts.

Response:  The total return footnote will be added to all future reports.

5.             Comment:  Add the signature to the auditor consent letter for each Series’ annual report.

Response:  The auditor’s signature will be added to all future reports.  Additionally, on August 20, 2012, an amended N-CSR was filed with the signature added to each auditor consent letter for each Series’ annual report.

Please do not hesitate to contact me at 215-255-1664 if you have any questions or wish to discuss the responses presented above.

Sincerely yours,

/s/ Daniel V. Geatens
Daniel V. Geatens
Vice President and Treasurer